KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED

2004 MAY 24 P 1:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Our Ref : KLK/Int. Report

19 May, 2004

04030312

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March, 2004 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

dw 5/24

c c. JP Morgan Chase Bank
20/F., Chater House,
8 Connaught Road
Central
Hong Kong

Attention : Ms Tintin Subagyo

(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March, 2004 are enclosed for your attention.)

LJC/fsc

C:\My Documents\General\KLK-Reports\Distribute\letters\interim\SEC&JPMorgan.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**
For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**
The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended 31/3/2004	Six Months Ended 31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**
For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**
The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm - Own production		(tonnes FFB)	996,488	904,970
- Yield per hectare		(tonnes FFB)	10.74	10.42
Rubber - Own production		('000 kg)	13,466	13,223
- Yield per hectare		(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders
for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004 RM'000	31/3/2003 RM'000	+/(-) %
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**
For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**
The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders
for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm - Own production		(tonnes FFB)	996,488	904,970
- Yield per hectare		(tonnes FFB)	10.74	10.42
Rubber - Own production		('000 kg)	13,466	13,223
- Yield per hectare		(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders
for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended 31/3/2004	Six Months Ended 31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004 RM'000	31/3/2003 RM'000	+/(-) %
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**
For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**
The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**
For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**
The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended 31/3/2004	Six Months Ended 31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2004

The unaudited report of the Group for the half year ended 31 March 2004 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2004	31/3/2003	+/(-)
	RM'000	RM'000	%
REVENUE	1,926,810	1,631,968	18.1
Operating profit	307,539	262,631	17.1
Finance cost	(3,134)	(2,523)	24.2
Share of results of associated companies	23,068	26,741	(13.7)
PROFIT BEFORE TAXATION	**327,473**	**286,849**	**14.2**
Tax expense	(86,638)	(74,884)	15.7
PROFIT AFTER TAXATION	240,835	211,965	13.6
Minority interests	(11,709)	(6,625)	76.7
NET PROFIT FOR THE PERIOD	**229,126**	**205,340**	**11.6**
Earnings per share (sen)	32.27	28.92	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2004	AS AT PRECEDING FINANCIAL YEAR END 30/9/2003
	RM'000	RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2004	31/3/2003
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	996,488	904,970
	- Yield per hectare	(tonnes FFB)	10.74	10.42
Rubber	- Own production	('000 kg)	13,466	13,223
	- Yield per hectare	(kg)	839	805
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	140,035	134,977
Oil palm in harvesting		(hectares)	93,233	86,729
Rubber in tapping		(hectares)	15,871	16,242
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,657	RM1,538
Palm oil	- Ex-mill	(per tonne)	RM1,632	RM1,472
Palm kernel oil	- Ex-mill	(per tonne)	RM1,814	RM1,508
Palm kernel cake	- Ex-mill	(per tonne)	RM186	RM156
Palm kernel	- Ex-mill	(per tonne)	RM876	RM719
FFB	- Ex-estate	(per tonne)	RM338	RM275
Rubber	- Net of cess	(per kg)	503 sen	369 sen

6. **DIVIDEND**

An interim dividend of 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2004 and will be paid on 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2004 MAY 24 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Our Ref : KLK/SE

19 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
18 May 2004	Listed Companies's Crop – April 2004
	FINANCIAL RESULTS
17 May 2004	2nd Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
17 May 2004	Interim Dividend

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2004/may2004

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **18/05/2004 03:17:34 PM**
Reference No **KL-040518-773C7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
April 2004

* **Contents :-**

We submit below the crop figures for the month of **April 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419	169,860	201,325
Rubber (kg)	2,244,610	2,049,155	2,495,455

	2004								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	159,578	139,936	147,369	**149,926**					
Rubber (kg)	2,694,035	2,355,623	1,626,858	**1,119,302**					

/gcs

Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 17/05/2004 05:00:08 PM
Reference No KL-040517-B369E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J C Lim
* Designation	:	Company Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/03/2004
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/09/2004
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2004	31/03/2003	31/03/2004	31/03/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	934,176	754,111	1,926,810	1,631,968
2	Profit/(loss) before tax	157,217	119,477	327,473	286,849
3	Profit/(loss) after tax and minority interest	107,979	77,139	229,126	205,340
4	Net profit/(loss) for the period	107,979	77,139	229,126	205,340
5	Basic earnings/(loss) per share (sen)	15.21	10.86	32.27	28.92
6	Dividend per share (sen)	6.00	6.00	6.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.4200	5.2100

Remarks :

An interim dividend of 6 sen per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2004.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2004	31/03/2003	31/03/2004	31/03/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	140,187	99,052	307,539	262,631
2	Gross interest income	4,735	3,865	9,326	7,130
3	Gross interest expense	1,181	1,136	3,134	2,523

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2004
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Revenue	934,176	754,111	1,926,810	1,631,968
Operating expenses	(802,686)	(658,749)	(1,633,672)	(1,378,658)
Other operating income	8,697	3,690	14,401	9,321
Operating profit	140,187	99,052	307,539	262,631
Finance cost	(1,181)	(1,136)	(3,134)	(2,523)
Share of results of associated companies	18,211	21,561	23,068	26,741
Profit before taxation	157,217	119,477	327,473	286,849
Tax expense	(44,676)	(39,478)	(86,638)	(74,884)
Profit after taxation	112,541	79,999	240,835	211,965
Minority interests	(4,562)	(2,860)	(11,709)	(6,625)
Net profit for the period	107,979	77,139	229,126	205,340
	Sen	Sen	Sen	Sen
Earnings per share - Basic	15.21	10.86	32.27	28.92
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2004
(The figures have not been audited.)

	31 March 2004 RM'000	30 September 2003 RM'000
Property, plant and equipment	2,300,765	2,273,656
Property development	54,652	54,652
Associated companies	516,671	497,020
Other investments	82,153	82,473
Deferred tax assets	5,434	9,490
Intangible assets	20,004	18,837
Goodwill on consolidation	60,369	60,369
	3,040,048	2,996,497
Current assets		
Inventories	467,768	478,133
Trade and other receivables	627,431	419,981
Property development	22,776	23,286
Cash and cash equivalents	524,281	606,545
	1,642,256	1,527,945
Current liabilities		
Trade and other payables	297,747	277,368
Taxation	41,010	38,197
Borrowings	105,562	139,098
Finance leases	222	260
	444,541	454,923
Net current assets	1,197,715	1,073,022
	4,237,763	4,069,519
Share capital	712,516	712,516
Reserves	3,227,996	3,076,762
	3,940,512	3,789,278
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,927,065	3,775,831
Minority interests	132,752	125,078
Long term and deferred liabilities		
Deferred tax liabilities	148,128	135,876
Provision for retirement benefits	13,421	13,429
Finance leases	320	367
Borrowings	16,077	18,938
	177,946	168,610
	4,237,763	4,069,519
Net tangible assets per share (RM)	5.42	5.21

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2004
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1 October 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
Net (loss)/gain not recognised in the income statement	-	(29)	-	32	30,711	-	(11,481)	-	19,233
Net profit for the year	-	-	-	-	-	-	229,126	-	229,126
Dividends paid	-	-	-	-	-	-	(97,125)	-	(97,125)
Transfer from revenue reserve to capital reserve	-	6,172	-	-	-	-	(6,172)	-	-
At 31 March 2004	712,516	1,164,398	49,745	11,767	128,337	14,337	1,859,412	(13,447)	3,927,065
At 1 October 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
Effect of adopting MASB 25	-	-	(3,600)	-	-	-	(42,481)	-	(46,081)
As restated	712,516	1,155,919	49,745	10,385	43,604	14,337	1,472,848	(13,447)	3,445,907
Net gain/(loss) not recognised in the income statement	-	10,257	-	-	10,501	-	(2,564)	-	18,194
Net profit for the period	-	-	-	-	-	-	205,340	-	205,340
Dividends paid	-	-	-	-	-	-	(71,566)	-	(71,566)
Transfer from capital reserve to revenue reserve	-	(958)	-	-	-	-	958	-	-
At 31 March 2003	712,516	1,165,218	49,745	10,385	54,105	14,337	1,605,016	(13,447)	3,597,875

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2004
(The figures have not been audited.)

	6 months ended 31 March 2004 RM'000	6 months ended 31 March 2003 RM'000
Cash Flows from Operating Activities		
Profit before taxation	327,473	286,849
Adjustment for non-cash flow :-		
Non-cash items	25,739	21,094
Non-operating items	(8,230)	(5,746)
Operating profit before working capital changes	344,982	302,197
Working capital changes :-		
Net change in current assets	(167,832)	(47,115)
Net change in current liabilities	20,399	3,187
Cash generated from operations	197,549	258,269
Interest paid	(3,134)	(2,523)
Tax paid	(54,605)	(28,545)
Retirement benefits paid	(2,129)	(386)
Net cash generated from operating activities	137,681	226,815
Cash Flow from Investing Activities		
Equity investments	22,184	(5,121)
Other investments	(91,907)	(71,279)
Net cash used in investing activities	(69,723)	(76,400)
Cash Flow from Financing Activities		
Bank borrowings	(26,888)	(20,728)
Transactions with owners as owners	(97,125)	(75,858)
Dividends paid to minority shareholders	(3,991)	-
Net cash used in financing activities	(128,004)	(96,586)
Net (decrease)/increase in cash and cash equivalents	(60,046)	53,829
Cash and cash equivalents at 1 October	581,962	383,536
	521,916	437,365
Foreign exchange difference on opening balance	(3,997)	(3,379)
Cash and cash equivalents at 31 March	517,919	433,986

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2003 except for the adoption of a new approved accounting standard, MASB 29 - Employee Benefits. The adoption of MASB 29 does not have any material impact on the results of the Group for the financial period.

A2. Audit Report
The audit report for the financial year ended 30 September 2003 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	6 months ended 31 March	
	2004	2003
	RM'000	RM'000
Final paid		
2003 - 9 sen per share less tax (2002 - 9 sen per share less tax)	46,007	46,007
Special paid		
2003 - 10 sen per share less tax (2002 - 5 sen per share less tax)	51,118	25,559
	97,125	71,566

A8. Segment Information

Segment information is presented in respect of the Group's business segments. Inter-segment pricing is determined based on prevailing market prices.

	6 months ended 31 March			
	Revenue		Profit/(Loss) before tax	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Plantation	820,822	670,139	208,308	180,624
Manufacturing	679,825	593,191	46,872	49,996
Retailing	422,231	375,093	32,019	25,753
Property development	22,178	14,222	5,823	2,069
Investment holding	55,963	21,055	11,364	8,268
Others	14,302	8,092	3,634	712
	2,015,321	1,681,792	308,020	267,422
Inter-segment elimination	(88,511)	(49,824)	-	-
	1,926,810	1,631,968	308,020	267,422
Corporate			(481)	(4,791)
			307,539	262,631
Finance cost			(3,134)	(2,523)
Share of results of associated companies			23,068	26,741
			327,473	286,849

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

A wholly-owned subsidiary, KLK Premier Capital Limited, has on 30 January 2004 subscribed for 90% equity interest in a new company, Taiko Palm-Oleo (Zhangjiagang) Co Ltd ("TPOZ"), a company incorporated as a foreign-owned enterprise in the People's Republic of China.

TPOZ is a limited liability company which will eventually have a registered capital of USD25.0 million and will undertake oleochemicals manufacturing in China.

The incorporation of TPOZ will not have any material effect on the net tangible assets and earnings of the Group for the current financial year ending 30 September 2004.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the current quarter, the Group posted a profit before taxation of RM157.2 million which was 31.6% higher compared to RM119.5 million achieved in the same quarter last year. Increased plantation profits due to favourable commodity prices contributed to the higher pre-tax profit.

For the 6 months under review, the Group's pre-tax profit improved 14.2% to RM327.5 million when compared to the preceding year's same period. The bulk of the increase in profit came from the plantation sector which benefited from buoyant commodity prices and higher FFB production. Whilst higher raw material costs have squeezed the margins of the oleochemical division in the manufacturing sector, the other business sectors registered higher earnings.

B2. Variation of Results to Preceding Quarter

The Group's second quarter's pre-tax profit was 7.7% lower compared to RM170.3 million of the previous quarter. Although the plantation sector recorded improved earnings, the decline in profit was attributed to the seasonal loss from the retailing sector.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year will be higher than that of the preceding year on account of the current favourable commodity prices coupled together with expected higher FFB production. Other business sectors within the Group are anticipated to perform satisfactorily.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Malaysian taxation	20,878	16,390	40,503	34,407
Overseas taxation	7,217	(1,009)	17,354	4,315
Transfer to deferred taxation	6,394	6,886	16,128	17,375
	34,489	22,267	73,985	56,097
(Over)/Under provision in respect of previous years	(2)	6,311	1,432	6,320
	34,487	28,578	75,417	62,417
Share of associated companies' taxation	10,189	10,900	11,221	12,467
	44,676	39,478	86,638	74,884

The effective tax rate for the financial year to-date is lower than the statutory tax rate due principally to the tax exempt income and availability of tax incentives.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 March 2004 (31 March 2003 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	23	-	23	3,044
Surplus on sale of property	-	-	-	542

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2004	2003	2004	2003
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	5,125	4,827	15,117	19,574
Sales proceeds of quoted securities	11,992	5,150	22,154	5,150
Surplus on sales of quoted securities	3,995	705	6,149	705

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2004 RM'000	30 September 2003 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	81,098	81,802
	237,420	238,124
At carrying value less allowance		
Associated companies	432,163	419,552
Other investments	77,055	77,759
	509,218	497,311
At market value		
Associated companies	516,916	581,260
Other investments	109,293	92,091
	626,209	673,351

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2004		30 September 2003	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	40,065	GBP5,764	48,940	GBP7,732
	1,515	CAD520	1,456	CAD517
	7,172	HKD14,692	6,684	HKD13,615
	-		5,152	AUD2,000
	-		24,743	USD6,500
	48,752		86,975	
- Unsecured	32,448	Rmb70,692	27,540	Rmb60,000
	81,200		114,515	
(ii) Bank Overdraft				
- Secured	3,837	USD1,008	5,216	USD1,370
	-		4,120	GBP651
	-		11,134	CAD3,962
	-		886	HKD1,806
	3,837		21,356	
- Unsecured	1,173		-	
	1,352	GBP195	3,227	GBP510
	6,362		24,583	
(iii) Export Credit Refinancing Loan				
- Unsecured	18,000		-	
Total	105,562		139,098	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	1,603	CAD550	1,374	CAD490
	13,206	GBP1,900	16,203	GBP2,560
	1,268	HKD2,597	1,361	HKD2,759
	16,077		18,938	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 10 May 2004 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
			Million	RM million	RM million	RM million
(a)	Sale contracts	GBP	9.1	63.8	63.8	-
		AUD	1.3	3.8	3.8	-
		NZD	2.0	5.0	5.0	-
		EURO	3.4	15.9	15.7	0.2
		USD	120.4	459.7	414.5	45.2
(b)	Purchase contracts	USD	2.7	10.1	8.9	1.2
		GBP	6.0	39.3	34.3	5.0
		CHF	0.7	2.1	2.1	-
		EURO	0.1	0.5	0.5	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the books at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There is no pending material litigation as at the date of this report.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;

(ii) The amount per share : 6 sen per share tax exempt;

(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share less 28% Malaysian income tax

(iv) The date payable : 9 August 2004 to shareholders registered on the Company's Register as at 15 July 2004;

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2004 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.

(b) The total dividend for the current financial year is 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 March		6 months ended 31 March	
		2004	2003	2004	2003
(a)	Net profit for the period (RM'000)	107,979	77,139	229,126	205,340
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	15.21	10.86	32.27	28.92

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

17 May 2004

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **17/05/2004 05:00:03 PM**
Reference No **KL-040517-5416C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date :**15/07/2004**
* Entitlement time :**04:00:00 PM**
* Entitlement subject :**Interim Dividend**
* Entitlement description

An interim dividend of 6% tax exempt

Period of interest payment : to

Financial Year End :**30/09/2004**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**09/08/2004**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/07/2004**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**13/07/2004**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**
* Entitlement in percentage (%) :**6**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 15 July 2004 will be registered for entitlements to the dividend payment.